FREE WRITING PROSPECTUS
Dated May 29, 2018
Filed pursuant to Rule 433
(To Prospectus dated November 10, 2016)
Registration Statement No. 333-214579

GLOBAL NET LEASE, INC.

FREE WRITING PROSPECTUS

Global Net Lease, Inc. (the “Company”) has filed a registration statement on Form S-3 (including a prospectus dated November 10, 2016) with the Securities and Exchange Commission (the “SEC”), which became automatically effective upon filing, and a prospectus supplement, for the offering to which this communication relates. The registration statement and the prospectus supplement have also been filed with the Israeli Securities Authority (the “ISA”). Before you invest, you should read the prospectus supplement, the prospectus included in the registration statement and other documents the Company has filed with the SEC and the ISA for more complete information about the Company and the offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov, by visiting the Company’s website, www.globalnetlease.com, or by visiting the Magna website at www.magna.isa.gov.il under the Company’s name. Alternatively, the Company, or Value Base Underwriting and Securities Distribution Ltd., will arrange to send you the registration statement or the prospectus supplement if you request it by calling 972-3-6223383 or toll-free at 1-866-902-0063.

[CONVENIENCE TRANSLATION OF HEBREW ORIGINAL]

Global Net Lease, Inc. (the “Company”)

The Company is offering on a best-efforts basis in units consisting of ten shares of the Company’s Series B Preferred Stock (“Series B Preferred Stock)

The Company will hold an auction for “Classified Investors” who may submit written commitments at specified amounts and prices to participate in the public tender.

There is no established trading market for Series B Preferred Stock. Although the Company has applied for the listing of Series B Preferred Stock on the Tel Aviv Stock Exchange Ltd. (the “TASE”), and for the listing of the Company’s common stock on the TASE, the development of a trading market in Israel cannot be assured. The Company’s common stock is listed on the New York Stock Exchange (the “NYSE”) under the symbol “GNL.”

Value Base Underwriting and Offerings Management Ltd. | Discount Tower, 23 Yehuda Halevi, Tel Aviv 6513601 | Tel: 03-6223381| Fax: 03-6223387

General Information about the Company

Portfolio Overview

Properties	332
Square Feet (millions)	25.0
Tenants	104
Industries	41
Countries	7
Leased	99.5%
Weighted Average Remaining Lease Term[1]	8.6 years
% of SLR derived from Investment Grade Tenants[2],3	78.3%
% of leases with contractual rent increases[4]	91.5%

As of May 16, 2018 unless otherwise noted.

[1]	Weighted average remaining lease term in years based on square feet as of March 31, 2018.
[2]	Comprised of 46.1% leased to tenants with an actual investment grade rating and 32.2% leased to tenants with an implied investment grade rating as of March 31, 2018. As used herein, “Investment Grade Rating” includes both actual investment grade ratings of the tenant or Implied Investment Grade. Implied Investment Grade includes ratings of tenant parent (regardless of whether or not the parent has guaranteed the tenant’s obligation under the lease) or lease guarantor. Implied Investment Grade ratings are determined using proprietary Moody’s analytical tool, which compares the risk metrics of the non-rated company to those of a company with an actual rating. Ratings information is as of March 31, 2018.
[3]	Calculated using annualized straight-line rent (“SLR”) converted from local currency into USD as of March 31, 2018 for the in-place lease on the property on a straight-line basis, which includes tenant concessions such as free rent, as applicable.
[4]	Contractual rent increases include fixed percent or actual increases, or country CPI-indexed increases. Percentage of leases with rent increases is based on square feet as of March 31, 2018.

Value Base Underwriting and Offerings Management Ltd. | Discount Tower, 23 Yehuda Halevi, Tel Aviv 6513601 | Tel: 03-6223381| Fax: 03-6223387

▪	The Company is externally managed by affiliates of AR Global Investments, LLC (“AR Global”). AR Global has sponsored or co-sponsored 15 REITs which have acquired more than $40 billion of real estate since 2007. At present, affiliates of AR Global externally advise four REITs (including the Company) with $10.6 billion in assets under management.[5] In exchange for management fees, incentive compensation and expense reimbursements[6], affiliates of AR Global provide the Company with services related to operations, investor relations, marketing, accounting, human resources, legal, financing, due diligence, originations and investment banking.
▪	The Company’s Board of Directors is comprised of six members, of whom four are independent under New York Stock Exchange listing rules.
▪	The largest stockholders of the Company are the Vanguard Group (15.9%) and Blackrock, Inc. (14.5%).[7]

[5]	Assets Under Management (“AUM”) is based on total assets plus accumulated depreciation and amortization as of March 31, 2018. As of March 31, 2018, American Finance Trust, Inc. had AUM of $3.6 billion, comprising of $3.2 billion in total assets plus $0.4 billion of accumulated depreciation and amortization. As of March 31, 2018, Global Net Lease, Inc. had AUM of $3.5 billion, comprising of $3.1 billion in total assets plus $0.4 billion of accumulated depreciation and amortization. As of March 31, 2018, Healthcare Trust, Inc. had AUM of $2.7 billion, comprising of $2.3 billion in total assets plus $0.4 billion of accumulated depreciation and amortization. As of March 31, 2018, American Realty Capital New York City REIT, Inc. had AUM of $0.8 billion, comprising of $0.7 billion in total assets plus $0.1 billion of accumulated depreciation and amortization.
[6]	Please see the Company’s proxy statement on Schedule 14A filed with the SEC on April 16, 2018 for a further description of these fees, incentive compensation and expense reimbursements.
[7]	Information regarding the beneficial ownership of shares of common stock as of April 13, 2018, in each case including shares of common stock which may be acquired by such persons within 60 days.

Value Base Underwriting and Offerings Management Ltd. | Discount Tower, 23 Yehuda Halevi, Tel Aviv 6513601 | Tel: 03-6223381| Fax: 03-6223387

- Financial Information -

▪	For the three months ended March 31, 2018 and the year ended December 31, 2017, net income (in accordance with U.S. GAAP) was approximately $4.8 million and $23.6 million, respectively, and total revenues (in accordance with U.S. GAAP) was approximately $68.1 million and $259.3 million, respectively
▪	For the three months ended March 31, 2018 and the year ended December 31, 2017, Net Operating Income (“NOI”)[8] was $60.6 million and $230.4 million, respectively
▪	For the three months ended March 31, 2018 and the year ended December 31, 2017, Adjusted EBITDA[9] was $51.7 million and $197.3 million, respectively
▪	For the three months ended March 31, 2018 and the year ended December 31, 2017, Adjusted Funds From Operations (“AFFO”) attributable to common stockholders[10] was $35.1 million and $140.7 million, respectively
▪	As of March 31, 2018 and December 31, 2017, stockholders' equity (in accordance with U.S. GAAP) was approximately $1.4 billion
▪	As of March 31, 2018, the weighted average interest rate[11] and weighted average maturity of the Company’s debt was 2.8% and 3.6 years, respectively
▪	For the three months ended March 31, 2018, the Company's interest coverage ratio was 4.4x12, and net debt to adjusted EBITDA (annualized) was 7.4x13

[8]	NOI is a non-GAAP financial measure, and a reconciliation of NOI to the most directly comparable U.S. GAAP measure is provided in “Non-GAAP Measures.”
[9]	Adjusted EDITBA is a non-GAAP financial measure, and a reconciliation of Adjusted EDITBA to the most directly U.S. comparable GAAP measure is provided in “Non-GAAP Measures.”
[10]	AFFO attributable to common stockholders is a non-GAAP financial measure, and a reconciliation of AFFO attributable to common stockholders to the most directly comparable U.S. GAAP measure is provided in “Non-GAAP Measures.”
[11]	The weighted average interest rate cost is based on the outstanding principal balance of the debt.
[12]	The interest coverage ratio is calculated by dividing adjusted EBITDA by cash paid for interest (calculated based on the interest expense less non-cash portion of interest expense including amortization of mortgage (discount) premium, net and mezzanine discount for the quarter ended March 31, 2018). See “Non-GAAP Measures.”
[13]	Net debt is comprised of the principal amount of GNL’s debt less cash and cash equivalents.

Value Base Underwriting and Offerings Management Ltd. | Discount Tower, 23 Yehuda Halevi, Tel Aviv 6513601 | Tel: 03-6223381| Fax: 03-6223387

- Use of Proceeds of the Offering -

▪	The Company has signed definitive agreements to acquire four net lease industrial and distribution properties, all located in the United States, for an aggregate purchase price of $160.9 million (the “Pending Acquisitions”). The Company intends to use the net proceeds from the offering to fund a portion of the purchase price for the Pending Acquisitions and other acquisitions, as well as for general corporate purposes. Pending the Company’s use of the proceeds for the Pending Acquisitions, the Company intends to invest the proceeds in a variety of short-term, investment-grade and interest-bearing instruments. The Pending Acquisitions are expected to close in stages by October 2018. The Pending Acquisitions are subject to conditions, and there can be no assurance they will be completed on their current terms, or at all. However, the offering is not conditioned upon the completion of the Pending Acquisitions. If the Pending Acquisitions are not completed, the Company has not identified a specific alternative use for the net proceeds of the offering, and, under those circumstances, management will have broad discretion in the application of the net proceeds from the offering. There can be no assurance that the Pending Acquisitions, or any alternative use of proceeds we may identify if the Pending Acquisitions are not completed, will increase the cash available to pay dividends and distributions to stockholders. If the Company is not able to increase the amount of cash it has available to pay dividends and distributions in future periods, the Company’s ability to pay distributions on the Series B Preferred Stock while complying with the restriction on the Company’s ability to pay distributions in its existing credit facility may be adversely affected.

▪	After the closing of the Pending Acquisitions, the Company's asset portfolio is expected to contain 336 properties. The percentage of investment-grade rated[14] tenants is expected to rise to 79.7%, and the size of the portfolio (based on purchase price) is expected to be $3.5 billion. The average lease term remaining is expected to increase to 8.8 years.

For more information, please contact one of the following representatives:
Value Base Underwriting – Moran Nahshoni / Alon Ofer	03-6223381

[14]	See footnote 2 to “Portfolio Overview“ table above for definition of “Investment Grade Rating.”

Value Base Underwriting and Offerings Management Ltd. | Discount Tower, 23 Yehuda Halevi, Tel Aviv 6513601 | Tel: 03-6223381| Fax: 03-6223387

Preliminary Term Sheet – this preliminary term sheet specifies contemplated terms of a new offering of Series B Preferred Stock of Global Net Lease, Inc. These terms are preliminary and are subject to change. There is no assurance that any offering will be consummated on these terms or at all. The Company has filed a registration statement, including a preliminary prospectus supplement related to the contemplated offering, with the ISA and the SEC. The registration statement and the prospectus supplement will be updated with the final terms of the contemplated offering and you should review such materials, including those materials incorporated by reference therein, before making any investment decision.

TYPE OF SECURITY	SERIES B PREFERRED STOCK
MAXIMUM AMOUNT RAISED	$250 MILLION USD
LINKED	USD
SERIES B PAR VALUE	0.01 USD
SERIES B LIQUIDATION PREFERENCE	100 ILS PER SHARE, WHICH WILL BE CONVERTED TO USD AT THE INITIAL EXCHANGE RATE
SERIES B UNIT	CONSISTS OF 10 SHARES OF SERIES B PREFERRED STOCK
ANNUAL DISTRIBUTION RATE (CUMULATIVE)	5.5%
DISTRIBUTION PAYMENT DATES	ONCE A YEAR, FROM DECEMBER 1 TO JANUARY 31 OF THE FOLLOWING YEAR
COMPENSATION FOR DEFERMENT OF DISTRIBUTION PAYMENT	ANNUAL STEP UP IN DISTRIBUTION RATE OF 1%, UP TO A MAXIMUM DISTRIBUTION RATE OF 8.5%
OPTIONAL REDEMPTION RIGHTS BY HOLDERS	AFTER 5 YEARS FOLLOWING THE CLOSING DATE OF THE OFFERING
REDEMPTION RIGHT BY THE COMPANY	AFTER 5 YEARS FOLLOWING THE CLOSING DATE OF THE OFFERING
MINIMUM UNIT PRICE	NOT YET DETERMINED
EARLY COMMITMENT FEE	2.5%
STOCK EXCHANGE LISTING	THE PREFERRED STOCK IS EXPECTED TO BE LISTED ON THE TEL AVIV STOCK EXCHANGE THE COMMON SHARES ARE EXPECTED TO BE LISTED DUALY – TASE AND NYSE
RATING	NOT YET DETERMINED

Value Base Underwriting and Offerings Management Ltd. | Discount Tower, 23 Yehuda Halevi, Tel Aviv 6513601 | Tel: 03-6223381| Fax: 03-6223387

DISTRIBUTIONS

•	Annual distribution rate of 5.5% of liquidation preference amount

•	Any deferred distributions are cumulative

•	If at any time distributions are arrears for any reason:

•	The Company will not be able to distribute dividends to its common stockholders

•	Series B Preferred Stockholders may exercise their right to early redemption

•	The Company and its affiliates will not be permitted to purchase the Series B Preferred Stock on the TASE

RANKING IN DISTRIBUTIONS

•	Series B distributions are senior to common stock following payment of the "initial dividend"[15] on the common stock

•	Series B distributions are junior to Series A distributions

RANKING IN LIQUIDATION

•	Series B liquidation preference is senior to common stock

•	Unpaid and accrued distributions are junior to the initial dividend

•	Series B liquidation preference is on parity with Series A preferred stock

•	Unpaid and accrued distributions are junior to the Company's Series A Preferred Stock

•	Series B is junior to the Company's debt

OTHER FEATURES

•	Limited voting rights

•	No participation rights

REDEMPTION RIGHTS

•	Series B holders will have the right to require the Company to redeem shares on a quarterly basis beginning 5 years following the closing of the offering

15	The minimum dividend amount, in USD, declared by the Company with respect to its common stock prior to the end of the previous fiscal year, provided that the initial dividend for the 2018 fiscal year will be announced after the closing of the offering. The initial dividend with respect to any fiscal year (except 2018) could be zero in certain situations, such as if any amount of the Series B distribution was in arrears and such amount had not been declared as of the last day of the preceding year.

Value Base Underwriting and Offerings Management Ltd. | Discount Tower, 23 Yehuda Halevi, Tel Aviv 6513601 | Tel: 03-6223381| Fax: 03-6223387

•	The Company will have the right to redeem shares on a quarterly basis beginning 5 years following the closing of the offering

•	Redemption by the Company will be at a redemption price equal to the higher between: (1) 100% liquidation value plus accumulated dividends, subject to certain exceptions, and (2) market value[16]

•	If at any time Series B distributions are in arrears for any reason, any holder may require the Company to redeem its shares

•	Redemption by the Company at the option of holders will be at a redemption price of 100% liquidation value plus accumulated dividends, subject to certain exceptions

•	Redemption in any case will be in cash[17] or common stock[18] or combination of both, at the sole discretion of the Company

For more information, please contact one of the following representatives:
Value Base Underwriting – Moran Nahshoni / Alon Offer	03-6223381

[16]	According to the weighted average price in last 10 trading days. According to Bank of Israel each day exchange rates
[17]	According to the exchange rate 3 trading days before the redemption request
[18]	According to the weighted average price in last 10 trading days. According to Bank of Israel each day exchange rates. Payment in common stock is subject to the conditions set forth in the prospectus.

Value Base Underwriting and Offerings Management Ltd. | Discount Tower, 23 Yehuda Halevi, Tel Aviv 6513601 | Tel: 03-6223381| Fax: 03-6223387

Forward Looking Statements

The statements in this document include statements regarding the intent, belief or current expectations of the Company and members of its management team, as well as the assumptions on which such statements are based, and generally are identified by the use of words such as “may,” “will,” “seeks,” “strives,” “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends,” “should” or similar expressions. Actual results may differ materially from those contemplated by such forward-looking statements, including as a result of those factors set forth in the Risk Factors section of the Company’s most recent annual report on Form 10-K, filed with the SEC on February 28, 2018, and quarterly report on Form 10-Q, filed with the SEC on May 8, 2018. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time, unless required by law.

The following are some of the risks and uncertainties, although not all risks and uncertainties, that could cause our actual results to differ materially from those presented in our forward-looking statements.

•	All of our executive officers are also officers, managers, employees or holders of a direct or indirect controlling interest in Global Net Lease Advisors, LLC (the "Advisor") and other entities affiliated with AR Global. As a result, our executive officers, the Advisor and its affiliates face conflicts of interest, including significant conflicts created by the Advisor’s compensation arrangements with us and other investment programs advised by AR Global affiliates and conflicts in allocating time among these investment programs and us. These conflicts could result in unanticipated actions.

•	Because investment opportunities that are suitable for us may also be suitable for other investment programs advised by affiliates of AR Global, the Advisor and its affiliates face conflicts of interest relating to the purchase of properties and other investments and these conflicts may not be resolved in our favor.

•	We are obligated to pay fees which may be substantial to the Advisor and its affiliates.

•	We depend on tenants for our rental revenue and, accordingly, our rental revenue is dependent upon the success and economic viability of our tenants.

•	Increases in interest rates could increase the amount of our debt payments and limit our ability to pay dividends to our stockholders.

•	The Advisor may not be able to identify a sufficient number of property acquisitions satisfying our investment objectives on acceptable terms and prices, or at all.

•	We may be unable to continue to raise additional debt or equity financing on attractive terms, or at all, and there can be no assurance we will be able to fund the acquisitions contemplated by our investment objectives.

Value Base Underwriting and Offerings Management Ltd. | Discount Tower, 23 Yehuda Halevi, Tel Aviv 6513601 | Tel: 03-6223381| Fax: 03-6223387

•	We may be unable to repay, refinance, restructure or extend our indebtedness as it becomes due.

•	Adverse changes in exchange rates may reduce the value of our properties located outside of the United States (“U.S.”).

•	Provisions in our credit facility, may limit our ability to pay dividends to holders of our common stock and preferred stock.

•	We may be unable to pay or maintain cash dividends or distributions on our common stock and preferred stock, or increase dividends or distributions over time.

•	We may not generate cash flows sufficient to pay dividends to our stockholders or fund our operations, and, as such, we may be forced to borrow at unfavorable rates to pay dividends or distributions to our stockholders or fund our operations.

•	Any dividends that we pay on our common stock and preferred stock may exceed cash flow from operations, reducing the amount of capital available to invest in properties and other permitted investments.

•	We are subject to risks associated with our international investments, including risks associated with compliance with and changes in foreign laws, fluctuations in foreign currency exchange rates and inflation. Our ability to refinance or sell properties located in the United Kingdom and continental Europe may be impacted by the economic and political uncertainty caused by the Brexit Process.

•	We are subject to risks associated with any dislocations or liquidity disruptions that may exist or occur in the credit markets of the U.S. and Europe from time to time.

•	We may fail to continue to qualify, as a real estate investment trust for U.S. federal income tax purposes (“REIT”), which would result in higher taxes, may adversely affect operations and would reduce the trading price of our common stock and preferred stock and our cash available for dividends.

•	We may be exposed to risks due to a lack of tenant diversity, investment types and geographic diversity.

•	The revenue derived from, and the market value of, properties located in the United Kingdom and continental Europe may decline as a result of the U.K.’s discussions with respect to exiting the European Union (the “Brexit Process”).

•	We may be exposed to changes in general economic, business and political conditions, including the possibility of intensified international hostilities, acts of terrorism, and changes in conditions of U.S. or international lending, capital and financing markets, including as a result of the Brexit Process.

Value Base Underwriting and Offerings Management Ltd. | Discount Tower, 23 Yehuda Halevi, Tel Aviv 6513601 | Tel: 03-6223381| Fax: 03-6223387

Non-GAAP Measures

Reconciliation of FFO, Core FFO and AFFO

	Year Ended	Three Months Ended
	December 31, 2017	March 31, 2018
Net income attributable to stockholders (in accordance with GAAP)	$20,731	$2,361
Depreciation and amortization	113,048	29,496
Gains on dispositions of real estate investments	(1,089)	—
Proportionate share of adjustments for non-controlling interest to arrive at FFO	(78)	—
FFO (defined by NAREIT)	132,612	31,857

Acquisition and transaction fees	1,979	1,325
Fire loss (recovery)	45	(79)
Proportionate share of adjustments for non-controlling interest to arrive at Core FFO	(1)	—
Core FFO attributable to common stockholders	134,635	33,103
Non-cash equity-based compensation	(3,787)	(832)
Non-cash portion of interest expense	4,420	901
Amortization of above- and below-market leases and ground lease assets and liabilities, net	1,930	552
Straight-line rent	(10,537)	(1,503)
Unrealized losses on undesignated foreign currency advances and other hedge ineffectiveness	3,679	43
Eliminate unrealized losses on foreign currency transactions	10,182	2,550
Amortization of mortgage premium (discount), net and mezzanine discount	827	267
Deferred tax benefit	(693)	—
Proportionate share of adjustments for non-controlling interest to arrive at AFFO	(4)	—
Adjusted funds from operations (AFFO) attributable to common stockholders	$140,652	$35,081

Value Base Underwriting and Offerings Management Ltd. | Discount Tower, 23 Yehuda Halevi, Tel Aviv 6513601 | Tel: 03-6223381| Fax: 03-6223387

Reconciliation of Adjusted EBITDA/Net Operating Income

	Year Ended December 31, 2017	Three Months Ended March 31, 2018
EBITDA:
Net income	$23,586	$4,812
Depreciation and amortization	113,048	29,496
Interest expense	48,450	12,975
Income tax expense	3,140	1,070
EBITDA	$188,224	$48,353

Adjusted EBITDA:
Equity based compensation	$(3,787)	$(832)
Acquisition and transaction related	1,979	1,325
(Gain) loss on disposition of real estate investments	(1,089)	—
Fire (recovery) loss	45	(79)
Losses on derivative instruments	8,304	2,935
Unrealized (gains) losses on undesignated foreign currency advances and other hedge ineffectiveness	3,679	43
Other income	(22)	(11)
Adjusted EBITDA	$197,333	$51,734

Net Operating Income (NOI):
Operating fees to related parties	$24,457	$6,831
General and administrative	8,648	2,051
NOI	$230,438	$60,616

Value Base Underwriting and Offerings Management Ltd. | Discount Tower, 23 Yehuda Halevi, Tel Aviv 6513601 | Tel: 03-6223381| Fax: 03-6223387

Reconciliation of Interest Coverage Ratio

Three Months Ended
December 31, 2017	March 31, 2018
EBITDA:
Net income	$8,449	$4,812
Depreciation and amortization	28,558	29,496
Interest expense	12,806	12,975
Income tax expense	964	1,070
EBITDA	$50,777	$48,353

Adjusted EBITDA:
Equity based compensation	$(1,177)	$(832)
Acquisition and transaction related	(301)	1,325
Fire recovery	(150)	(79)
Losses on derivative instruments	1,719	2,935
Unrealized (gains) losses on undesignated foreign currency advances and other hedge ineffectiveness	(86)	43
Other income	(10)	(11)
Adjusted EBITDA	$50,772	$51,734

Interest expense	12,806	12,975
Non-cash portion of interest expense	(1,399)	(901)
Amortization of mortgage discount/premium	(262)	(267)
Cash Paid for Interest	$11,145	$11,807

Interest coverage ratio (1)	4.6	x	4.4	x

(1) Interest coverage ratio is calculated by dividing the Adjusted EBITA by the Cash Paid for Interest.

Value Base Underwriting and Offerings Management Ltd. | Discount Tower, 23 Yehuda Halevi, Tel Aviv 6513601 | Tel: 03-6223381| Fax: 03-6223387

Reconciliation of Net debt to adjusted EBITDA (annualized)

	December 31, 2017		March 31, 2018
Net Debt
Mortgage notes payable, gross	$992,344		$1,046,615
Revolving credit facilities	298,909		342,023
Term loan, gross	233,165		239,864
Less: Cash and cash equivalents	102,425		106,733
Total net debt	$1,421,993		$1,521,769

Adjusted EBITDA (Three Months Ended December 31, 2017 and March 31, 2018)	$50,772		$51,734

Net debt to adjusted EBITDA (annualized) (1)	7.0	x	7.4	x

(1)	Net debt to adjusted EBITA (annualized) is calculated by dividing Total net debt by adjusted EBITDA, which is multiplied by four to annualize adjusted EBITDA.

Value Base Underwriting and Offerings Management Ltd. | Discount Tower, 23 Yehuda Halevi, Tel Aviv 6513601 | Tel: 03-6223381| Fax: 03-6223387